CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2004

www.cgi.com

About CGI
Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process outsourcing services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in Canada, the US, Europe and India. CGI’s annualized revenue run rate is currently CDN$3.8 billion (US$3.1 billion) and at December 31, 2004, CGI’s order backlog was CDN$13.0 billion. CGI’s shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

Stock Exchanges
Toronto : GIB.SV.A     New York : GIB

Shares Outstanding (December 31, 2004)
410,838,071 Class A subordinate shares               33,772,168 Class B shares

First Quarter Fiscal 2005 Trading History
Toronto	($CAN)	New York	($US)
Open :	$8.50	Open :	$6.72
High :	$8.50	High :	$6.84
Low :	$7.54	Low :	$6.07
Close :	$8.00	Close :	$6.65
Average Daily Trading Volume :	696,997	Average Daily Trading Volume:	19,008

Transfer Agent
Computershare Trust Company of Canada
1 800 564-6253

Investor Relations
Jane Watson Vice-President, Investor Relations Telephone : (416) 945-3616 , (514) 841-3238 jane.watson@cgi.com	Ronald White Director, Investor Relations Telephone : (514) 841-3230 ronald.white@cgi.com

CGI GROUP INC	1

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2004

February 1, 2005

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto for the three months ended December 31, 2004, and with the Management Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) in the fiscal 2004 annual report, including the section on risks and uncertainties. The Company’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”) of the Canadian Institute of Chartered Accountants (“CICA”). These differ in some respects from GAAP in the United States (“US GAAP”). All dollar amounts are in Canadian dollars unless otherwise indicated.

Core Business, Vision and Strategy
Headquartered in Montreal, Canada, CGI provides end-to-end information technology services (commonly referred to as IT services) and business process services to clients worldwide, utilizing a highly customized, cost efficient delivery model. As per the Company’s delivery model, work may be carried out onsite at client premises, or through one of CGI’s 20 centers of excellence located in Canada, the US, Europe and India. CGI also has a number of leading business solutions that support long-term client relationships. Our services are generally broken down as follows:

o	Consulting—We act as a trusted advisor to our clients, offering a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

o	Systems integration—We integrate and customize leading technologies and software applications to create IT systems that respond to clients’ strategic needs.

o	Management of IT and business functions (outsourcing)—Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best information technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and best-of-breed practices to improve the efficiency of the client’s operations. We also integrate the client’s operations to our technology network. Finally, we hire clients’ IT and specialized professionals enabling clients to focus on mission critical operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; application maintenance and support; facilities management (data centers, call centers, network and desktop services); business processing for the financial services sector, as well as payroll services, document management and finance and administration services. Outsourcing contracts, typically for five to 10 years and renewable, provide revenue visibility and support performance stability.

CGI pursues clients in certain vertical markets where we have developed specialized knowledge and understanding of the trends, unique demands or regulatory changes that are specific to that industry, such as financial services, government and healthcare, telecommunications and utilities, retail and distribution, as well as manufacturing.

CGI’s vision is to be a world-class information technology (“IT”) and business process services (“BPS”) leader helping its clients win and grow. Our mission is to help our clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology, business processes and management. We foster a culture of partnership, intrapreneurship and integrity. We strive to be recognized by our clients, our members and our shareholders as one of the top five pure

CGI GROUP INC	2

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2004

players in IT and business process services. We are achieving our vision by concentrating on our core competencies and by building critical mass predominantly in Canada, the United States and Europe to better serve clients, both locally and internationally. In all we do, we seek the best equilibrium between the interests of our three key stakeholder groups, namely our clients, members and shareholders.

CGI  ’s operations are managed through two lines of business (“LOB”), in addition to Corporate services, namely: IT services and business process services (“BPS”). The focus of these LOBs is as follows:

o	The IT services LOB provides a full range of IT services, including systems integration, consulting and outsourcing, to clients located in Canada, the United States, Europe and Asia Pacific. Our professionals and facilities in India and Canada also serve US and foreign-based clients as an integral part of our offshore and nearshore delivery model.

o	The BPS LOB provides a full spectrum of business process services to our client base. Our services include business processing for the financial services sector, as well as payroll services, document management and finance and administration services.

As at December 31, 2004, we employed approximately 25,000 members. We believe that our success depends on our continuing ability to attract and retain skilled technical, marketing and management personnel and believe that our strong corporate culture has been the key to our success to date.

Recent industry research confirms that market demand for IT and BPO services is large and expected to grow over the long-term. We are the largest provider of IT and BPO services in Canada, and through a combination of organic growth and acquisitions, continue to strengthen our position in the US market. We now have a significant footprint in each of our selected geographies, namely Canada, the US and Europe. The strategy that we are pursuing is to replicate what we successfully achieved in Canada, by becoming an end-to-end IT services provider in the US and a significant player for large outsourcing contracts.

CGI utilizes a four-pronged growth strategy that combines organic growth and acquisitions. The first growth driver, focused on organic growth, is comprised of systems integration and consulting contract wins, renewals and extensions, new project work from existing outsourcing clients, as well as outsourcing contracts valued at under $50 million a year. This business is mainly identified and won at the local and regional level of our operations. We are growing our sales funnel of contract proposals across all of our geographic markets.

The second element of our growth strategy is the pursuit of new large outsourcing contracts, valued at more than $50 million per year. Canada continues to offer tremendous untapped opportunities, and proposal activity is healthy across all regions.

The third and fourth drivers of our growth strategy focus on acquisitions—of smaller firms or niche players and of large companies, respectively. We identify niche company acquisitions through our strategic mapping program that systematically searches for companies that could strengthen our geographic presence, vertical market knowledge or increase the richness of our service offerings. We are focused on acquisitions in our targeted verticals and metro markets in the US, as well as on expanding our business process services capabilities. Through large acquisitions, we are seeking targets in Europe and the US that will increase our geographical presence and critical mass in

CGI GROUP INC	3

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2004

order to further qualify us for larger outsourcing contracts. In North America, we will continue to be an IT domain consolidator of both small and large IT services companies. Important to this growth strategy is a disciplined approach to acquisitions, and focus on increasing shareholder value.

Critical Accounting Policies and Estimates
The preparation of Consolidated Financial Statements in accordance with Canadian GAAP necessarily requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we review our estimates, including those related to revenue, bad debts, investments, intangible assets, income taxes, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed, at the time, to be reasonable under the circumstances. A detailed review of the critical accounting policies affecting significant judgments and estimates used in the preparation of our condensed quarterly Consolidated Financial Statements is provided in Note 2 of our fiscal 2004 Annual Report, filed with the Securities and Exchange Commissions. Because of the use of estimates inherent to the financial reporting process, actual results could differ from those estimates. Many of the conditions impacting these assumptions and estimates are outside of the Company’s control.

Changes in Accounting Policies
The recent and future accounting changes affecting our Consolidated Financial Statements are disclosed in Note 1 to the Consolidated Financial Statements for the three month period ended December 31, 2004. Furthermore, in accordance with Canadian GAAP, CGI has begun stock option expensing as of October 1, 2004. The Company adopted the retroactive application of the fair value based method for measuring the compensation cost of employee stock options granted since October 1, 2001 and beyond. As a result of applying this change, the Company has reflected an additional expense of $6,775,000 in the current period and restated comparative figures for the three months ended December 31, 2003 by $6,214,000 and September 30, 2004 by $5,564,000. An adjustment to retained earnings and contributed surplus of $37,857,000 as at September 30, 2004 ($12,298,000 as at December 31, 2003) has also been made to reflect the application of this change.

Key Performance Indicators
In our MD&A, we provide a thorough update on numerous key performance indicators that are continuously monitored and evaluated by our executive management committee. Some of these key performance indicators include revenue growth, the mix of organic growth and external (acquisition) growth, the mix of business by client geography, the mix of revenue coming from longer-term IT and business process services contracts and shorter-term SI&C contracts, earnings before interest, income taxes, entity subject to significant influence and discontinued operations (“EBIT”) and EBIT margins, net earnings and net earnings margins, days sales outstanding, cash flow, return on equity, contract backlog, our pipeline of contract proposals that are under review by potential clients and contract bookings.

CGI GROUP INC	4

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2004

Bookings and Backlog

	December 31, 2004	December 31, 2003	September 30, 2004

(in '000 000 of Canadian dollars)	$	$	$
Bookings	998.1	656.1	707.5
Backlog	13,013	12,207	12,965

At December 31, 2004, our backlog of signed contracts for work that had yet to be delivered was $13.0 billion, with an average duration of 7.0 years. Our backlog, which provides good revenue visibility, includes $998.1 million in new contract wins, extensions and renewals signed in the first quarter of fiscal 2005, and adjustments, less the backlog consumed during the quarter as a result of client work performed.

Financial Review for First Quarter of 2005

	Year- over-year change	3 months ended December 31, 2004	3 months ended December 31, 2003	3 months ended September 30, 2004

(in '000 of Canadian dollars)%		$	$	$
Revenue	37.4%	950,275	691,558	959,212
Costs of services, selling and administrative expenses	40.7%	812,870	577,807	812,876
Research	-17.1%	5,502	6,637	7,315
Amortization	34.0%	45,288	33,788	55,059
EBIT	18.1%	86,615	76,326	83,962
EBIT margin		9.1%	10.6%	8.8%
Interest	281.3%	5,552	1,456	4,800
Income taxes	-3.7%	27,967	29,042	26,255
Net earnings from continuing operations	24.4%	53,343	42,866	52,909
Net earnings from continuing operations margin		5.6%	6.2%	5.5%
Basic and diluted earnings per share from continuing operations		0.12	0.11	0.12
Net earnings	25.4%	53,343	42,527	52,909
Net earnings margin		5.6%	6.1%	5.5%
Basic and diluted earnings per share		0.12	0.11	0.12
Net earnings - US GAAP	23.8%	59,720	48,229	58,324
Basic and diluted earnings per share - US GAAP		0.13	0.12	0.13

CGI GROUP INC	5

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2004

Revenue
Revenue in the first quarter was $950.3 million compared with $691.6 million reported in last year’s first quarter and $959.2 million in the fourth quarter of fiscal 2004.

Year-over-year growth was 37.4% ($258.7 million), and consisted of external growth of 34.5% ($238.6 million), internal growth of 6.2% ($42.9 million), partially offset by the fluctuations of foreign currencies against the Canadian dollar representing a 3.3% ($22.7 million) negative impact on revenues. External growth resulted mainly from the acquisition of American Management Systems Inc. (“AMS”) on May 3, 2004 while internal growth came from new SI&C and outsourcing contracts wins.

Sequentially, internal growth was 1.3% ($12.9 million), external growth was 0.2% ($1.6 million), offset by 2.4% ($23.4 million) negative impact from the fluctuations of foreign currencies against the Canadian dollar contributing to a decline in revenues of 0.9% ($8.9 million). Internal growth was generated through the ramping up of outsourcing contracts won in previous quarters and new business signed in the current quarter. External growth resulted exclusively from the AGTI acquisition on December 1, 2004 in which CGI previously held a 49% equity position.

We calculate organic or internal growth as total revenue less the revenue run-rate from acquired companies as at the transaction date and adjusted for the impact from the fluctuations of foreign currencies against the Canadian dollar.

Contract Types	Client Geography	Targeted Verticals

A. Outsourcing 57% i) IT services 44% ii) BPO services 13% B. Systems integration and consulting 43%	A. Canada 61% B. US 31% C. All other regions 8%	A. Financial services 38% B. Government and healthcare 27% C. Telecommunications and utilities 23% D. Retail and distribution 8% E. Manufacturing 4%

CGI GROUP INC	6

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2004

Revenue derived from our long-term outsourcing contracts represented 57% of the total revenue in the first quarter, up from 52% when compared with the fourth quarter, and included approximately 44% from IT services and 13% from BPO services. Project oriented systems integration and consulting (“SI&C”) work represented 43% of our revenue. Our long-term targeted mix of revenue for outsourcing and SI&C contracts remains 75% and 25%, respectively.

In the quarter, revenue from clients located in the US represented 31% of our total revenue, compared with 36% in the previous quarter, while revenue from clients located in Canada represented 61% of total revenue up from 56% in the fourth quarter, and revenue from clients in other regions was 8%, unchanged from the fourth quarter.

Client Geography

(in '000 of Canadian dollars)	3 months ended December 31, 2004		3 months ended December 31, 2003		3 months ended September 30, 2004

	%	$	%	$	%	$
A. Canada	61	582,525	78	542,181	56	540,895
B. US	31	297,135	17	117,565	36	344,012
C. All other regions	8	70,615	5	31,812	8	74,305

Total	100	950,275	100	691,558	100	959,212

Revenue from our Canadian customers increased $41.6 million sequentially primarily driven by the combination of the new consulting projects, the ramping up of the new outsourcing contracts and the impact of seasonality. The revenue for our US clients decreased by $46.9 million sequentially with the single largest driver being the $21.2 million impact from the currency fluctuation followed by an expected decrease of $9.2 million in pass-through revenues at no margins, a planned ramping-down of the unprofitable contract terminated in the fourth quarter, as well as smaller fluctuations typical of SI&C contracts. Revenues in our other regions decreased by $3.7 million sequentially, mainly from the impact of the currency fluctuations

In terms of revenue by targeted verticals, the proportion of revenue from clients in the financial services sector increased to 38% of CGI’s total revenue, compared with 35% in the fourth quarter. Meanwhile, government and healthcare, manufacturing as well as retail and distribution were each down 1 percentage point from 28%, 9% and 5% respectively in the fourth quarter. Telecommunications and utilities was stable at 23%. The change in the proportion of revenues between segments resulted mainly from the strengthening of the Canadian dollar against the US dollar.

In the quarter, our top five clients represented 27.9% of total revenue, compared with 25.3% in the previous quarter. The sequential increase of our top five clients reflected periodic variations in the volume and size of projects and the impact of additional equipment and software license sales.

CGI GROUP INC	7

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2004

Combined revenue attributable to contracts from the BCE family of companies was 14.2%, compared with 13.1% in the fourth quarter, reflecting mainly additional project work as well as equipment and software license sales.

Please see additional information that follows in the section entitled “Performance by Line of Business” in this MD&A.

Operating Expenses
In the first quarter, the costs of services, selling and administrative expenses were $812.9 million (85.5% of revenue) compared with $577.8 million (83.6% of revenue) in the first quarter of last year and $812.9 million (84.7% of revenue) in the fourth quarter. The year-over-year increase of $235.1 million is mainly a function of the acquired AMS operations and the new outsourcing contracts started during that period.

The costs of services, selling and administrative expenses were 85.5% of revenue, compared with 83.6% in the first quarter of last year and 84.7% in the fourth quarter. The increase, as a percentage of revenue when compared with last year, is a function of our combined US operations seeing their synergy savings continue to ramp up as well as incremental costs incurred during the transition period on certain new large outsourcing contracts started in the year. The sequential change was mainly due to a minor increase in our project reserves. Finally, the recent strengthening of the Canadian dollar versus the US dollar resulted in a foreign exchange loss of $1.5 million on our integrated foreign activities.

Research expenses were $5.5 million, a decrease of $1.1 million or 17.1% from the same period a year ago, and down $1.8 million or 24.8% from the fourth quarter. Research expenses consist of costs incurred by CGI while searching for applications of any new technology that hits the market, or conceptually formulating and designing possible products or process alternatives that could potentially lead to new solutions for existing or new clients. CGI also incurred development costs in the first quarter in the amount of $11.7 million, up $10.3 million from the first quarter of last year, and down $0.4 million from the fourth quarter. The year-over-year increase pertains mainly to software acquired or developed by the former-AMS entity. The development costs are capitalized as definite-life intangibles – business solutions as they meet specific criteria related to technical market and financial feasibility. These solutions are developed as a result of taking our research findings mentioned above and translating them into plans or designs of new processes or systems which will contribute better servicing to new and existing clients and be recognized as leaders in information technology services and business process services. Further to the research and capitalized development costs noted above, there are additional research and development costs incurred which are initiated as part of client projects and are included in our costs of services.

Depreciation and amortization expenses were $45.3 million, an increase of $11.5 million or 34.0% from the same period a year ago, and down $9.8 million from the fourth quarter. The increase against the first quarter of last year is related mainly to definite-life intangibles and other long-term assets acquired as part of the AMS acquisition in May 2004. The decrease when compared to last quarter is mainly related to the absence of the fourth quarter accelerated amortization on a non-profitable contract and software licenses.

CGI GROUP INC	8

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2004

Total amortization expenses include the amortization of fixed assets, contract costs related to transition costs, definite-life intangibles and other long-term assets. See Note 5 to the Consolidated Financial Statements for the three-month period ended December 31, 2004, for more details.

In addition to the analysis above, the following table provides an alternate view of our results:

(in '000 of Canadian dollars)	3 months ended December 31, 2004		3 months ended December 31, 2003		3 months ended September 30, 2004

	%	$	%	$	%	$
Revenues	100.0	950,275	100.0	691,558	100.0	959,212
Cost of Services[1]	74.3	706,218	72.7	502,922	74.0	710,231
Gross Profit	25.7	244,057	27.3	188,636	26.0	248,981
Selling, general and administration[2]	16.6	157,442	16.7	115,310	17.2	165,019
Earnings before interest, income taxes entity subject to significant influence and discontinued operations	9.1	86,615	10.6	73,326	8.8	83,962

1: Cost of services are composed of charges related to providing IT and business process services, such as compensation and subcontractor costs, support and maintenance expenses, amortization costs and research expenses.
2: Selling, general and administrative expenses are composed of expenses which are not directly related to providing IT and business process services, such as compensation costs for selling and administrative staff and amortization related to corporate information systems.

Gross profit for the first quarter was $244.1 million or 25.7% compared with $188.6 million or 27.3% in the same quarter last year and $249.0 million or 26.0% in the prior quarter. The year-over-year decline in gross profit percentage is reflective of the change in operating expenses as described above. Selling, general and administrative expenses were $157.4 million or 16.6% compared with $115.3 million or 16.7% in the first quarter of last year and $165.0 million or 17.2% in the fourth quarter. The selling, general and administrative expenses as a percentage of revenue decreased sequentially as a result of the continued synergies realized in our integration of the former-AMS operations.

Earnings Before Interest, Income Taxes, Entity Subject to Significant Influence and Discontinued operations (“EBIT”)
EBIT was $86.6 million in the first quarter, up $13.3 million or 18.1% from the same quarter last year and $2.7 million or 3.2% from the fourth quarter. The increase in EBIT versus last year was driven by the acquisition of AMS and newly-signed contracts. The sequential increase resulted mainly from the internal growth experienced in the quarter and improved profitability on our operations.

The EBIT margin for the quarter was 9.1% of revenue, compared with 10.6% in last year’s first quarter and 8.8% in the previous quarter. The year-over-year variance in the EBIT margin was mainly related to the integration of the AMS operations, temporarily contributing at a

CGI GROUP INC	9

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2004

lower profitability level and the impact of the foreign exchange loss. The sequential improvement in the EBIT margin reflects the profitability generated from our new business.

Interest
Interest was $5.6 million in the quarter, compared with $1.5 million in the first quarter of last year and $4.8 million in the fourth quarter. The change over last year reflected the increase in long-term debt required to finance part of the AMS acquisition. The sequential increase pertained mostly to the signing of our new credit facilities, as we expensed the deferred charge of the prior agreement following its early termination.

Income Taxes
Income taxes were $28.0 million in the quarter, down $1.0 million from $29.0 million in the same quarter last year and up $1.7 million from $26.3 million in the fourth quarter. The reduction versus last year reflected the combination of a more balanced distribution of our earnings across our major geographic markets and a year-over-year decrease in the Canadian federal and provincial statutory tax rates, which were partially offset by the incremental taxes on the increased EBIT. The increase when compared with the fourth quarter reflected the improved profitability of our operations. The income tax rate was 34.5% in the quarter, compared with 40.4% in the same quarter one year ago and 33.2% in the previous quarter.

Net Earnings from Continuing Operations
In the first quarter, net earnings from continuing operations were $53.3 million, up $10.5 million or 24.4% against last year and up $0.4 million or 0.8% sequentially. The increase in net earnings compared with last year resulted primarily from the acquisition of AMS, as well as new contracts signed in that period and, to a lesser extent, to the reduction of our income tax rate as explained above. The net earnings from continuing operations margin was 5.6% in the quarter compared with 6.2% in last year’s first quarter and 5.5% in the fourth quarter.

First quarter basic and diluted earnings per share from continuing operations were $0.12, against comparable earnings per share of $0.11 reported in last year’s first quarter and $0.12 in the previous quarter. CGI’s basic weighted average number of shares outstanding at the end of the quarter was 444,562,252, up 10.6% when compared with the same quarter last year, and essentially unchanged sequentially, and reflected the issuance of 41.3 million shares on May 3, 2004 to partially finance the acquisition of AMS and the exercise of stock options.

Net earnings
As there were no discontinued operations in the first quarter, net earnings were the same as net earnings from continuing operations. The net earnings margin was 6.1% in last year’s first quarter and 5.5% in the previous quarter.

US GAAPNet earnings under US GAAP were $59.7 million or $0.13 per share in the quarter, up from $48.2 million or $0.12 per share in the same quarter last year and up from $58.3 million or $0.13 per share sequentially. The net earnings variance under Canadian GAAP when compared with the US GAAP resulted mainly in the accounting of stock-based compensation expense whereby under Canadian GAAP, they are accounted for using the fair value based method beginning October 1, 2004. The non tax-deductible adjustment to stock-based compensation

CGI GROUP INC	10

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2004

was $6.8 million in the quarter and fully impacted the net earnings (see Note 9 to the Consolidated Financial Statements for the three-month period ended December 31, 2004, for more details).

Performance by Line of Business
As discussed in an earlier section, we have two lines of business (“LOBs”): IT services and BPS, reflecting the global delivery approach that we take in providing IT services to our clients. We manage our operations, evaluate each LOB’s performance and report segmented information according to this approach (see Note 8 to the Consolidated Financial Statements for the three-month period ended December 31, 2004).

The highlights for each segment in the first quarter are detailed below.

	3 months ended December 31, 2004	3 months ended December 31, 2003	3 months ended September 30, 2004

(in '000 of Canadian dollars)	$	$	$
Revenue
IT services	818,864	562,096	828,003
BPS	131,411	129,462	131,209

Total revenue	950,275	691,558	959,212

Earnings before interest, income taxes, entity subject to significant influence and discontinued operations ("EBIT")
IT services	88,847	79,338	85,262
	10.9%	14.1%	10.3%
BPS	18,204	14,917	21,792
	13.9%	11.5%	16.6%
Corporate expenses and programs	(20,436)	(20,929)	(23,092)

Total EBIT	86,615	73,326	83,962
	9.1%	10.6%	8.8%

IT Services LOB
In the quarter, revenue from the delivery of IT services was up 45.7% or $256.8 million over last year’s first quarter, reflecting external growth of 41.6% and internal growth of 7.6%. The growth was partially offset by the fluctuations of foreign currencies against the Canadian dollar, which had a negative impact on revenue of 3.5%, or $19.4 million. External growth resulted from the acquisition of AMS in May 2004 and AGTI in December 2004, while internal growth came from new outsourcing and SI&C contracts.

CGI GROUP INC	11

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2004

Sequentially, internal growth was 1.2% and external growth was 0.2% both offset by a 2.5% or $20.3 million negative impact from the fluctuations of foreign currencies against the Canadian dollar, resulting in a 1.1% decline in revenues. Internal growth resulted from the increase in new business while external growth resulted from the acquisition of AGTI.

The IT services LOB reported an EBIT of $88.8 million for the quarter, up from $79.3 million in the same quarter one year ago and up from $85.3 in the previous quarter. The year-over-year increase in EBIT was mainly driven by the AMS acquisition and the start-up of new contracts. The increase in EBIT when compared with the fourth quarter was the result of internal growth experienced in the quarter, partially offset by the $1.7 million impact of the fluctuation in foreign currencies.

The EBIT margin (ratio of EBIT over revenue) was 10.9% for the quarter, down 3.2 percentage points from 14.1% in the same quarter a year ago and up from 10.3% reported in the previous quarter. The decrease against last year’s first quarter resulted from the integration of the AMS operations which had temporarily lower profitability than the existing CGI base, combined with a minor increase in project reserves taken in the quarter. The increase against the previous quarter resulted from an improved profitability on our operations, partially offset by the exchange loss referred to earlier.

BPS LOB
In the quarter, revenue from the delivery of BPS services was up 1.5% over the first quarter of last year and up 0.2% versus the fourth quarter.

The year-over-year-increase reflected an external growth of 3.8%, attributable to our Trade Services group purchased as part of the AMS acquisition, an internal growth of 0.3%. Both of these were partially offset by the currency exchange fluctuations, which had a negative impact of 2.6%.

The sequential increase of 0.2% resulted from internal growth of $3.2 million, or 2.5%, mostly offset by the impact of foreign currency fluctuations of $3.0 million, or 2.3%. Internal growth was mainly the result of new projects started in the healthcare and government sector, as well as increased business in the financial services sector.

EBIT was $18.2 million in the quarter compared with $14.9 million in the same quarter last year and $21.8 million last quarter. The BPS LOB reported an EBIT margin of 13.9%, up from 11.5% a year ago and down from 16.6% in the fourth quarter. The improvement over last year resulted from the continued focus on our costs. The change from the previous quarter reflected the incremental costs associated with the start-up of new contracts and the timing of minor adjustments.

Corporate Expenses
Corporate expenses were $20.4 million (2.2% of revenue), representing a decrease of $0.5 million (0.2% of revenue) when compared with last year and a decrease of $2.7 million (0.8% of revenue) from the previous quarter. The sequential decrease related to the continued realization of savings from our AMS operations.

CGI GROUP INC	12

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2004

Liquidity and Capital Resources
We finance the growth of our business through cash flows from operations, combined with the issuance of debt, borrowing under our existing credit facilities or the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

At December 31, 2004, cash and cash equivalents were $229.6 million, an increase of $28.9 million from September 30, 2004.

	3 months ended December 31, 2004	3 months ended December 31, 2003	3 months ended September 30, 2004

(in '000 of Canadian dollars)	$	$	$
Net earnings from continuing operations	53,343	42,866	52,909
Adjustments for: Amortization expenses	52,726	40,839	63,506
Deferred credits and other long-term liabilities	(719)	(5,711)	(1,547)
Future income taxes	18,854	9,883	34,545
Foreign exchange (gain) loss	1,526	1,806	(1,170)
Stock-based compensation expense	6,775	6,214	5,564
Entity subject to significant influence	(247)	(38)	(12)

	132,258	95,859	153,795
Net change in non-cash working capital items	(28,547)	(2,098)	(157,418)

Cash provided by (used in) continuing operating activities	103,711	93,761	(3,623)
Cash used in continuing investing activities	(56,295)	(46,781)	(23,671)
Cash used in continuing financing activities	(19,762)	(32,835)	(1,103)
Effect of rate changes on cash and cash equivalents of continuing operations	1,281	(1,694)	(1,576)

Net increase (decrease) in cash and cash equivalents of continuing operations	28,935	12,451	(29,973)
Net cash and cash equivalents provided by discontinued operations	-	107	-

CGI GROUP INC	13

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2004

Cash provided by continuing operating activities, before the net change in non-cash working capital items, was $132.3 million in the first quarter 2005, compared with $153.8 million in the fourth quarter of 2004 and $95.9 million in the same quarter last year. The increase year-over-year was driven by higher net earnings from continuing operations. The sequential decrease resulted mainly from the fourth quarter’s future income taxes as we elected to utilize more capital cost allowance in our tax filings.

The net change in non-cash working capital items was a use of $28.5 million, $26.4 million less than last year and up $128.9 million from the previous quarter. The following table presents variations in the non-cash working capital items:

Net change in non-cash working capital items

	3 months ended December 31, 2004	3 months ended December 31, 2003	3 months ended September 30, 2004

(in '000 of Canadian dollars)
Accounts receivable	5,389	23,014	(5,488)
Income taxes	(26,757)	(15,057)	(99,538)
Work in progress	(1,043)	4,632	14,443
Prepaid expenses and other current assets	(21,421)	(17,691)	21,512
Accounts payable and accrued liabilities	(23,573)	24,757	(33,840)
Accrued compensation	13,185	(26,064)	(34,154)
Deferred revenue	25,673	4,311	(20,353)

Net change in non-cash working capital items	(28,547)	(2,098)	(157,418)

Accounts receivable decreased by $5.3 million in the quarter, reflecting better collection of client receivables, partially offset by the US advance billing of annual product maintenance fees. Work in progress increased by $1.0 million and deferred revenues increased by $25.7 million, relating mainly to the timing of client contract billings and payments. The decrease in accounts payable was mostly due to the payment of costs related to the AMS integration which were accrued for as part of the acquisition. The increase in accrued compensation was mainly due to the increase in the number of payroll days outstanding at December 31, 2004 and the increase of our vacation accruals when compared with September 30, 2004. The increase in prepaid expenses is mainly due to the payment of our annual insurance premiums and additional software maintenance contracts used to support our outsourcing clients. Finally, the decrease in income taxes payable was due mostly to the final payment of income taxes related to the sale of the Defense and Intelligence Group business of AMS in May 2004, tax installments paid in the quarter and to recovery of taxes resulting from the payments of costs related to acquisitions, partially offset by the quarterly tax provision.

Consequently, cash provided by continuing operating activities was $103.7 million for the quarter. Excluding the effect of the final income tax payment of $8.7 million resulting from the sale of the Defense and Intelligence Group business of AMS and the payment of integration costs of $11.5 million related to acquisitions, our continuing operating activities generated $123.9 million.

CGI GROUP INC	14

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2004

In general, cash flow from continuing operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large outsourcing clients, cash requirements associated with large acquisitions and outsourcing contracts, the timing of the reimbursements of various tax credits as well as the conditional payment of our profit sharing plan to members if certain financial targets are met.

In the first quarter, continuing investing activities required $56.3 million, an increase of $32.6 million over the previous quarter. The variance was mainly due to the acquisition of AGTI in the quarter and the absence of proceeds generated by the sale of businesses in the prior quarter. Investing activities also included $3.1 million in fixed assets, $4.0 million in contract costs and $16.3 million in definite-life intangibles and other long-term assets. The purchase of fixed assets was related to leasehold improvements to CGI facilities as well as computer equipment requirements throughout the company. The investment in contract costs was related mainly to capitalized start-up costs on certain of our outsourcing contracts. The investment in definite-life intangibles and other long-term assets was comprised primarily of business solutions and software licenses purchased for our outsourcing clients.

The continuing financing activities required cash of $19.8 million, mostly used for the repayment of bank credit facilities.

Capital Resources*

	Total Commitment	Available at December 31, 2004	Outstanding at December 31, 2004

(in '000 of Canadian dollars)	$	$	$
Cash and cash equivalents	n/a	229,558	n/a
Unsecured committed revolving facilities	800,000	590,486	209,514**
Lines of credit and other facilities	31,882	31,212	670***

* ** ***	Excluding any existing credit facility under non-majority owned entities.
Consists of $190.0 million of Bankers' Acceptances and of $19.5 million of drawn Letters of Credit.
Consists of drawn Letters of Credit.

Our cash position, together with bank lines, are sufficient to support our growth strategy. At December 31, 2004, cash and cash equivalents were $229.6 million and the total credit facilities available amounted to $621.7 million. Cash equivalents typically include commercial paper and term deposits as well as bankers’ acceptances and bearer deposit notes issued by major Canadian banks.

Total long-term debt decreased by $45.5 million to $444.3 million at December 31, 2004, compared with $489.8 million at September 30, 2004. The decrease is mainly due to the reimbursement of US $15 million on our credit facilities and to the impact of foreign currency translation on our US Dollar denominated debt. At December 31, 2004, our long-term debt to capitalization1 ratio was 15.2%.

1 The long-term debt to capitalization ratio represents the proportion of long-term debt over the shareholders’ equity and the long-term debt.

CGI GROUP INC	15

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2004

On December 20, 2004 we refinanced our syndicated credit facilities. These new $800.0 million committed banking facilities are for our operating activity needs, working capital purposes and for the financing of acquisitions and outsourcing contracts. The agreement is comprised of a Canadian tranche with a limit of $500.0 million and an American tranche equivalent to $300.0 million. As at December 31, 2004, an amount of $590.5 million was available under this new agreement, the Canadian dollar denominated drawn portion having been used to reimburse the previous facilities, which were drawn in US dollars. The agreement has a five-year term, expiring in December 2009. We also have access to a $25.0 million demand line of credit for cash management purposes and $6.2 million of other facilities to cover other requirements. The long-term debt agreements contain covenants, which require us to maintain certain financial ratios. At December 31, 2004, CGI was in compliance with these covenants.

We continuously review our cash management and financing strategy in order to optimize the use of funds generated from operations and could modify the current financial structure if we deemed it beneficial to the Company. We expect that new large outsourcing contracts or large acquisitions to be financed by the issuance of debt or equity, should additional cash resources be required.

Contractual Obligations

	Payments Due by Period
Commitment Type	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	Years 6 to 10	After 10 years

(in '000 of Canadian dollars)
Long-Term Debt	441,088	12,374	7,623	102,373	318,718	0
Capital Lease Obligations	3,245	1,821	1,331	93	0	0
Operating Leases Rental of Office Space[1]	1,135,680	132,753	237,827	192,083	303,510	269,507
Computer Equipment	198,119	90,978	93,414	12,338	1,389	0
Long-term Service Agreements[1]	139,640	58,495	69,355	11,790	0	0

Total Contractual Obligations	1,917,772	296,421	409,550	318,677	623,617	269,507

1: $141.4 million of office space leases and long-term service agreements are accounted for on the balance sheet

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $1,917.8 million. Of this, rental of office space represents $1,135.7 million, computer equipment totals $198.1 million and long-term service agreements, which are comprised of enterprise license and maintenance contracts, represent $139.6 million. In the first quarter, total contractual obligations have decreased by $9.6 million compared with the previous quarter, mainly due to the foreign currency translation impact on US dollar commitments which was offset by additional enterprise license agreements acquired to support outsourcing contracts. Office space lease expiry dates range from this fiscal year to November 2030. Computer equipment leases pertain to hardware leased from manufacturers or financial institutions in the

CGI GROUP INC	16

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2004

course of business activities. As part of the outsourcing agreements, clients have agreed to take back the computer equipment in case of early contract termination.

We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles.

Selected Measures of Liquidity and Capital Resources

	December 31, 2004	December 31, 2003	September 30, 2004

(in '000 of Canadian dollars)
Working capital	371,219	215,514	353,718
Current ratio	1.46:1	1.37:1	1.45:1
Shareholders' equity per common share (in Canadian dollars)	5.59	4.53	5.54
Long-term debt to capitalization ratio [1]	15.2%	10.4%	16.6%
Days sales outstanding	50	46	53
Return on invested capital [2]	7.9%	8.3%	7.8%
Return on equity [3]	8.2%	8.9%	8.2%

1: The long-term debt to capitalization ratio represents the proportion of long-term debt over the sum of shareholders' equity and long-term debt.
2: The return on invested capital ratio represents the proportion of the last 4 quarters' after-tax EBIT over the last 4 quarters' average invested capital (sum of equity and debt less cash and cash equivalents).
3: The return on equity ratio represents the proportion of the last 4 quarters' net earnings from continuing operations over the last 4 quarter's average equity.

At December 31, 2004, the current ratio of 1.46:1 is up from 1.45:1 in the previous quarter and demonstrates CGI’s increasing capacity to meet its current liabilities.

CGI’s shareholders’ equity per common share of $5.59, based on a total of 444,610,239 shares outstanding at December 31, 2004, was up $0.05 when compared with September 30, 2004. This change was due to the $53.3 million net earnings reported in the quarter, partially offset by the $36.3 million decrease in the foreign currency translation adjustment. The closing rate at December 31, 2004 for the US dollar was 1.2036 versus 1.2639 as at September 30, 2004.

Days sales outstanding (“DSO”) decreased to 50 days in the first quarter from 53 days in the previous quarter, mainly reflecting better collection of our client receivables. In calculating DSOs we subtract the deferred revenue balance and the tax credits receivable from the accounts receivable and work in progress.

The return on invested capital ratio was 7.9% in the quarter compared with 8.3% a year ago and 7.8% sequentially. The year-over-year change reflected the increase in cash requirements and temporary lower profitability triggered by the AMS acquisition. As synergies continue to ramp up and future payments of integration obligations decrease, we expect this ratio to improve. The return on equity ratio was 8.2% in

CGI GROUP INC	17

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2004

the first quarter compared with 8.9% in the first quarter of last year and 8.2% in the fourth quarter. The year-over-year change is mainly related to the acquisition of AMS.

Capability to Deliver Results
We believe that we have the capital resources and liquidity necessary to meet our commitments and existing obligations and to finance our operations. We also believe that we have the required non-capital resources necessary to achieve our goals for continued growth, including a strong management team with a very low historical turnover rate, sophisticated frameworks for ongoing managerial training and quality processes that help us integrate new members as part of large outsourcing contract wins or acquisitions.

Risks and uncertainties
While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

Risks related to our industry
The competition for contracts—We have a disciplined approach to the management of all aspects of our business, with an increasing proportion of our operations codified under ISO 9001 certification. Our management processes were developed to help us ensure that our members consistently deliver services according to our high standards and that they are based on strong values underlying our client-focused culture. These processes have contributed to CGI’s high contract win rate and renewal rate to date. Additionally, we have developed a deep strategic understanding of the five economic sectors we target, and this helps enhance our competitive position. CGI is a leading provider of IT and BPO services in Canada, and through a combination of organic growth and acquisitions, we continue to strengthen our position in the US outsourcing market. We have made good progress in growing our revenue from the US and internationally over the last three years and expect this trend to continue. However, the market for new IT and BPO contracts remains very competitive and there can be no assurances that we will continue to compete successfully.

The long sales cycle for major outsourcing contracts—The average sales cycle for large outsourcing contracts typically ranges from six to 18 months, with some extending over 24 months. If current market conditions prevail or worsen, the average sales cycle could become even longer, thus affecting our ability to meet our growth targets.

The availability and cost of qualified IT professionals—The high growth of the IT industry results in strong demand for qualified individuals. Over the years, we have been able to successfully staff for our needs thanks to our solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, we have implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals and today, we believe that we are a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends—CGI remains at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We achieved this expertise as a result of our specialization in five targeted economic sectors; our non-exclusive commercial alliances with

CGI GROUP INC	18

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2004

hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions to meet the needs of our clients; regular training and sharing of professional expertise across our network of offices; and business acquisitions that provide specific knowledge or added geographic coverage.

Infringing on the intellectual property rights of others—We cannot be sure that our services and offerings do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims may be costly, harm our reputation, and prevent us from providing some services and offerings. We enter into licensing agreements with our clients for the rights to use intellectual property that include a commitment to indemnify the licensee against liability and damages arising from any third-party claims of patent, copyright, trademark or trade secret infringement. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation, or require us to enter into royalty or licensing arrangements. Any limitation on our ability to sell or use products or services that incorporate challenged software or technologies could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Limited ability to protect our intellectual property rights—Our success depends, in part, on our ability to protect our proprietary methodologies and other intellectual property that we use to provide our services. Our general practice is to pursue patent or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from the U.S. Patent and Trademark Office and other trademark offices worldwide. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Risks related to our business
Business mix variations—The revenue that we generate from shorter-term SI&C projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations. However, our long-term goal is to generate approximately 75% of our overall revenues from long-term outsourcing contracts, thus ensuring greater revenue visibility and predictability.

The financial and operational risks inherent in worldwide operations—We manage operations in 19 countries worldwide, with slightly less than 10% of revenue coming from outside North America. We believe that our Management Foundation, which includes management frameworks and processes that guide business unit leaders in managing our members and clients, help ensure worldwide operational efficiency and consistency. However, the immense scope of our worldwide operations makes us subject to currency fluctuations; price controls or restrictions on the exchange of foreign currency; the burdens of complying with a wide variety of national and local laws; differences in, and uncertainties arising from, local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of those

CGI GROUP INC	19

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2004

losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability. We have a hedging strategy in place to protect ourselves, to the extent possible, against foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. While we believe we have effective management processes in place in each office worldwide, any or all of these risks could impact our global business operations and cause our profitability to decline.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients—The integration of acquired operations has become a core competency for us as we have acquired some 62 companies since our inception. Our disciplined approach to management, largely based on our management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at December 31, 2004, the majority of our operations had received ISO 9001 certification.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions—With the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of our total revenue.

Early termination risk—If we failed to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow. We have a strong record of successfully meeting or exceeding our clients’ needs. We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and to minimize risks. In addition, a number of our outsourcing contractual agreements have change of control clauses according to which a change in control of CGI could lead to a termination of the said agreements.

Credit risk concentration with respect to trade receivables—We generate a significant portion of our revenue from the subsidiaries and affiliates of one of our large shareholders, namely BCE Inc. However, it is our belief that we are not subject to any significant credit risk, especially in view of our large and diversified client base.

Short-term, project-related contract risks—With the acquisition of AMS, the percentage of revenue that CGI derives from shorter-term, project-oriented contracts increased substantially. We manage all client contracts utilizing the Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that client projects are all managed according to the same high standards of consistency throughout the organization. As a result of the CPMF, there is a high degree of rigor and discipline used to accurately estimate the cost of client engagements. However, a significant portion of engagements that were acquired with AMS are performed on a fixed-price basis. Billing for fixed-price engagements is made in accordance with the contract terms agreed to with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. When making proposals for these types of engagements, we rely on our estimates of costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the projects. Any

CGI GROUP INC	20

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2004

increased or unexpected costs or unanticipated delays in connection with the performance of fixed-price contracts, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable.

Guarantees risk—In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Government tax credits risk—An acquisition of control of CGI could translate into a loss of provincial tax credits related to E-Commerce Place and the Cité Multimédia in Montréal, the Carrefour de la nouvelle économie in Saguenay and the Carrefour national des nouvelles technologies de Québec.

Government business risk—Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of the government’s use of consulting and technology services firms; a significant decline in spending by the governments, in general, or by specific departments or agencies in particular; the adoption of new laws or regulations that affect companies that provide services to the governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government vertical is very diversified with contracts from many different departments and agencies in the US and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Legal claims made against our work—We create, implement and maintain IT solutions that are often critical to the operations of our clients’ businesses. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Risks related to business acquisitions
Difficulties in executing our acquisition strategy—A significant part of our growth strategy is dependent on our ability to continue making niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to specifically increase our critical mass in the US and Europe. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates, consummate any additional acquisitions or that any future acquisitions will be successfully integrated into our operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

CGI GROUP INC	21

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2004

Realization of acquisition benefits—We believe that our recent acquisition of AMS will provide certain benefits to CGI that include both operational and service enhancements as well as financial efficiencies. By increasing our critical mass in the US, enhancing our services and capabilities and adding to our client base, we believe we will be better positioned to bid on and win new outsourcing contracts. Additionally, we believe that substantial operational and administrative efficiency gains will be realized during the integration of AMS. However, there is a risk that some of the expected benefits and expected synergies of the acquisition may fail to materialize, or may not occur within the timeline we anticipate as of today. Our ability to realize these benefits and synergies will depend on management’s success in integrating the acquired operations, personnel and technology. Our management faces a complex and potentially time-consuming task of implementing uniform standards, controls, procedures and policies across our business units. Integrating businesses can result in unanticipated operational problems, expenses and liabilities. In addition, to the extent that management is required to devote significant time, attention and resources to the integration of operations, personnel and technology, our ability to service current clients may be reduced, which may adversely affect our revenue and profitability.

Risks related to the market
Economic risk—An economic downturn may cause our revenue to decline. The level of business activity of our clients, which is affected by economic conditions, has a bearing upon our results of operations. We cannot predict the impact that current economic conditions will have on our future revenue, nor can we predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients often cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementations of new technology and smaller engagements. Because there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry. Our pricing, revenues and profitability could be negatively affected as a result of these factors.

Integrity of disclosure
CGI’s management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors’ duties include the assessment of the integrity of the Company’s internal control and information system.
The Audit and Risk Management Committee of CGI is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange and the TSX. The responsibilities of the Audit and Risk Management Committee of CGI include a) the review of all public disclosure documents containing audited or unaudited financial information concerning CGI, b) the review and assessment of the effectiveness of CGI’s accounting policies and practices concerning financial reporting, c) the review and monitoring of CGI’s internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof, d) recommendation to the Board of Directors of CGI on the appointment of external auditors, assertion of the independence thereof, review of the terms of engagement thereof and ongoing discussions therewith, e) the review of the audit procedures, and f) such other responsibilities usually attributed to audit and risk committees or as directed by the Board of Directors of CGI.

CGI GROUP INC	22

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2004

Legal proceedings
From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company has no reason to believe that the disposition of any such current matters could reasonably be expected to have a material adverse impact on CGI’s financial position, results of operations, or the ability to carry on any of its business activities.

Outlook
Our growth strategy is driven by a balanced mix of organic growth through smaller contracts and project wins, organic growth through large outsourcing contract wins, acquisitions and equity investments at the business unit level and large acquisitions.

We will continue to leverage our competitive differentiators in order to secure new IT and business process outsourcing contracts. Additionally, we are active in reviewing potential acquisition candidates to increase our critical mass in the US and Europe, and will continue to act as an IT domain consolidator in North America. We believe that there are many acquisition opportunities available, but are committed to certain financial, operational and cultural criteria, and will not sacrifice these for short-term or potential gain.

In line with various industry and company-specific indicators, we continue to expect a growing demand as market conditions continue to improve for systems integration and consulting services, and we have been experiencing a pick up in our sales funnel for such contracts. Demand for longer-term outsourcing contracts is healthy as companies realize the cost benefits that are achievable through outsourcing.

Based on current market conditions and the opportunities we see in our markets, the Company maintains its guidance for fiscal 2005 that it provided November 9, 2004.

Forward-looking statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI Group Inc.‘s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

CGI GROUP INC	23

Consolidated financial statements of
CGI Group Inc.
For the three months ended December 31, 2004

Consolidated financial statements of CGI Group Inc.
For the three months ended December 31, 2004

Consolidated statements of earnings
(in thousands of Canadian dollars, except per share amounts) (unaudited)

	Three months ended December 31

	2004	2003

	$	$

Revenue	950,275	691,558

Operating expenses
Costs of services, selling and administrative	812,870	577,807
Research	5,502	6,637
Amortization (Note 6)	45,288	33,788

	863,660	618,232

Earnings before the following items:	86,615	73,326

Interest
Long-term debt	7,697	3,070
Other	(2,145)	(1,614)

	5,552	1,456

Earnings before income taxes, entity subject to significant influence and discontinued operations	81,063	71,870
Income taxes	27,967	29,042

Earnings before entity subject to significant influence and discontinued operations	53,096	42,828
Entity subject to significant influence	247	38

Net earnings from continuing operations	53,343	42,866
Net loss from discontinued operations	--	339

Net earnings	53,343	42,527

Weighted-average number of outstanding Class A subordinate and Class B shares	444,562,252	402,130,479

Basic and diluted earnings per share from continuing operations	0.12	0.11

Basic and diluted earnings per share from discontinued operations	--	--

Basic and diluted earnings per share (Note 4)	0.12	0.11

Consolidated statements of retained earnings
(in thousands of Canadian dollars, except per share amounts) (unaudited)

	Three months ended December 31

	2004	2003

	$	$
Retained earnings, beginning of period, as previously reported	769,421	555,310
Change in accounting policies (Note 1)	(38,664)	(13,105)
Retained earnings, beginning of period, as restated	730,757	542,205
Net earnings	53,343	42,527

Retained earnings, end of period	784,100	584,732

Consolidated financial statements of CGI Group Inc.
For the three months ended December 31, 2004

Consolidated balance sheets
(in thousands of Canadian dollars)

	As at December 31, 2004	As at September 30, 2004
	(unaudited)	(audited)

	$	$
Assets
Current assets
Cash and cash equivalents	229,558	200,623
Accounts receivable	547,620	545,056
Work in progress	220,168	222,278
Prepaid expenses and other current assets	115,923	94,617
Future income taxes	68,441	80,814

	1,181,710	1,143,388
Fixed assets	134,654	143,641
Contract costs	268,622	278,240
Definite-life intangibles and other long-term assets (Note 2)	616,508	625,121
Future income taxes	93,987	102,720
Goodwill	1,808,009	1,827,604

Total assets before funds held for clients	4,103,490	4,120,714
Funds held for clients	211,712	196,622

	4,315,202	4,317,336

Liabilities
Current liabilities
Accounts payable and accrued liabilities	444,788	433,415
Accrued compensation	131,337	118,541
Deferred revenue	144,772	123,213
Income taxes	4,497	31,369
Future income taxes	70,902	68,603
Current portion of long-term debt	14,195	14,529

	810,491	789,670
Future income taxes	287,846	287,433
Long-term debt	430,137	475,291
Accrued integration charges and other long-term liabilities	88,803	106,458

Total liabilities before client funds obligations	1,617,277	1,658,852
Client funds obligations	211,712	196,622

	1,828,989	1,855,474

Shareholders' equity
Capital stock (Note 4)	1,820,964	1,820,230
Contributed surplus (Note 1)	56,468	49,879
Warrants	19,655	19,655
Retained earnings	784,100	730,757
Foreign currency translation adjustment	(194,974)	(158,659)

	2,486,213	2,461,862

	4,315,202	4,317,336

Consolidated financial statements of CGI Group Inc.
For the three months ended December 31, 2004

Consolidated statements of cash flows
(in thousands of Canadian dollars) (unaudited)

	Three months ended December 31

	2004	2003

	$	$
Operating activities
Net earnings from continuing operations	53,343	42,866
Adjustments for:
Amortization expense (Note 6)	52,726	40,839
Deferred credits	(719)	(5,711)
Future income taxes	18,854	9,883
Foreign exchange loss	1,526	1,806
Stock-based compensation expense	6,775	6,214
Entity subject to significant influence	(247)	(38)
Net change in non-cash working capital items	(28,547)	(2,098)

Cash provided by continuing operating activities	103,711	93,761

Investing activities
Business acquisitions (net of cash acquired) (Note 5)	(32,902)	(1,384)
Proceeds from sale of assets and businesses (net of cash disposed)	--	12,136
Purchase of fixed assets	(8,640)	(12,208)
Proceeds from disposal of fixed assets	5,494	--
Contract costs	(3,954)	(35,181)
Additions to definite-life intangibles and other long-term assets	(19,678)	(13,090)
Decrease in other long-term assets	3,385	2,946

Cash used in continuing investing activities	(56,295)	(46,781)

Financing activities
Proceeds from credit facilities (Note 3)	190,000	--
Repayment of credit facility	(207,578)	(30,000)
Repayment of other long-term debt	(2,732)	(3,042)
Issuance of shares (net of share issue costs)	548	207

Cash used in continuing financing activities	(19,762)	(32,835)

Effect of rate changes on cash and cash equivalents of continuing operations	1,281	(1,694)

Net increase in cash and cash equivalents of continuing operations	28,935	12,451
Net cash and cash equivalents provided by discontinued operations	--	107
Cash and cash equivalents at beginning of period	200,623	83,509

Cash and cash equivalents at end of period	229,558	96,067

Interest paid	5,012	4,643
Income taxes paid	30,557	34,069
Issuance of Class A subordinate shares for business acquisitions (Note 4)	--	1,020

Notes to the consolidated financial statements
For the three months ended December 31, 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 1 — Summary of significant accounting policies

Interim consolidated financial statements

The interim consolidated financial statements for the three months ended December 31, 2004 and 2003 are unaudited and include all adjustments that management of CGI Group Inc. (the “Company”) considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosure provided for these interim periods do not conform in all respects to the requirements of generally accepted accounting principles for the annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2004. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2004, except for the accounting changes referred to below.

Certain comparative figures have been reclassified in order to conform to the current period presentation.

Change in accounting policies

The Canadian Institute of Chartered Accountants (“CICA”) amended Section 3870 of the Handbook, Stock-Based Compensation and Other Stock-Based Payments, effective for fiscal years beginning on or after January 1, 2004. The amendments of the section require the adoption of the fair-value based method for all stock-based awards and the recognition of an expense in the financial statements. The Company adopted the amendments on a retroactive basis beginning on October 1, 2004 for employee stock options granted since October 1, 2001 and beyond. As a result of applying this change, the Company has reflected an additional expense of $6,775,000 (see Note 4) recorded in cost of services, selling and administrative expenses in the current period and restated comparative figures for the three months ended December 31, 2003 by $6,214,000. An adjustment to retained earnings and contributed surplus of $37,857,000 as at September 30, 2004 ($12,298,000 as at December 31, 2003) has also been made to reflect the application of this change.

The CICA issued Handbook Section 3110, Asset Retirement Obligations, effective for fiscal years beginning on or after January 1, 2004. The section focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The Company adopted the section on a retroactive basis beginning on October 1, 2004. As a result, figures for the consolidated balance sheets as at September 30, 2004 were restated as follows: an increase in fixed assets of $880,000, an increase in accrued integration charges and other long-term liabilities of $1,687,000 and a decrease in retained earnings of $807,000. The impact on the Company’s consolidated statements of earnings for the three months ended December 31, 2004 and comparitive periods was negligible. The asset retirement obligations pertain to operating leases of office buildings in different locations where certain clauses require premises to be returned to their original state at the end of the lease term. The total estimated undiscounted cash flows required to settle these obligations amount to $2,700,000. The timing of the settlement of these obligations vary between one and twenty-three years.

Future accounting change

The CICA issued Accounting Guideline 15, Consolidation of Variable Interest Entities, which provides clarification on the consolidation of entities when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. The guideline comes into effect for interim periods beginning on or after November 1, 2004. The Company does not believe that the adoption of this guideline will have a significant impact on the consolidated financial statements.

Note 2 —Definite-life intangibles and other long-term assets

	As at December 31, 2004			As at September 30, 2004

	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value

	$	$	$	$	$	$
Internal software	73,278	28,373	44,905	72,515	25,549	46,966
Business solutions	230,616	51,935	178,681	226,412	48,286	178,126
Software licenses	141,489	66,911	74,578	142,578	61,878	80,700
Customer relationships and other	355,260	70,631	284,629	346,107	60,763	285,344

Definite-life intangibles	800,643	217,850	582,793	787,612	196,476	591,136

Financing lease			9,974			13,121
Investment in an entity subject to significant influence			17,283			16,415
Other			6,458			4,449

Other long-term assets			33,715			33,985

Total definite-life intangibles and other long-term assets			616,508			625,121

Notes to the consolidated financial statements
For the three months ended December 31, 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 3 — Credit Facility

During the quarter, the Company concluded a five-year unsecured revolving credit facilities for an amount of $800,000,000. This agreement comprises a Canadian tranche with a limit of $500,000,000 and an American tranche equivalent to $300,000,000.

The amount drawn in US$ on our previous syndicated bank facility was subsequently reimbursed. As at December 31, 2004, an amount of $190,000,000 has been drawn on this facility and bears interest at the bankers’acceptance rate plus 1.125%.

This amount is included in long-term debt on the Company’s consolidated balance sheets.

Note 4 — Capital stock and stock options

a) Capital stock

The Class A subordinate and the Class B shares changed as follows:

Three months ended December 31 2004					Twelve months ended September 30, 2004

	Class A subordinate shares		Class B shares		Class A subordinate shares		Class B shares

	Number	Carrying value	Number	Carrying value	Number	Carrying value	Number	Carrying value

$			$			$	$
Balance, beginning of period	410,720,891	1,775,362	33,772,168	44,868	368,236,503	1,435,763	33,772,168	44,868
Issued for cash (1)	--	--	--	--	41,340,625	330,725	--	--
Issued as consideration for business acquisitions (Note 5)	--	--	--	--	136,112	1,020	--	--
Options exercised	117,180	734	--	--	1,007,651	7,854	--	--

Balance, end of period	410,838,071	1,776,096	33,772,168	44,868	410,720,891	1,775,362	33,772,168	44,868

(1)	On May 3rd, 2004, the Company issued 41,340,625 Class A subordinate shares to the public and to BCE for cash proceeds of $330,725,000 before share issue costs of $5,489,000 (net of income tax recoveries of $2,466,000).

b) Stock options

Under the Company’s stock option plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Options generally vest one to three years from the date of grant and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents the weighted average assumptions used to determine the stock-based compensation expense using the Black-Scholes option pricing model:

	Three months ended December 31 2004	Three months ended December 31 2003

Compensation expense	6,775,000	6,214,000

Dividend yield	0.0%	0.0%
Expected volatility	45.9%	47.5%
Risk free interest rate	3.93%	3.91%
Expected life (years)	5	5
Weighted-average grant date fair value ($)	3.87	3.64

The following table presents information concerning all outstanding stock options granted by the Company:

Number of options	Three months ended December 31 2004	Three months ended December 31 2003

Outstanding, beginning of period	25,537,300	20,459,515
Granted	4,976,551	7,577,166
Exercised	(117,180)	(1,007,651)
Forfeited and expired	(417,070)	(1,491,730)

Outstanding, end of period	29,979,601	25,537,300

Notes to the consolidated financial statements
For the three months ended December 31, 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 4 — Capital stock and stock options (continued)

c) Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

Three months ended December 31, 2004				Three months ended December 31, 2003

	Net earnings (numerator)	Number of shares (denominator)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share

	$		$	$		$
Net earnings	53,343	444,562,252	0.12	42,527	402,130,479	0.11

Dilutive options (1)		1,040,584			1,436,619
Dilutive warrants (1)		1,670,938			1,054,993

Net earnings after assumed conversions	53,343	447,273,774	0.12	42,527	404,622,091	0.11

(1)

The calculation of the dilutive effects excludes all anti-dilutive options and warrants. These are options and warrants that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 18,129,371 and 20,635,302 for the three months ended December 31, 2004 and 2003, respectively. The number of excluded warrants was 2,113,041 for the three months ended December 31, 2004 and 2003.

Note 5 —Investments in subsidiaries and joint ventures

a) Acquisitions

For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

During the three months ended December 31, 2004, the Company made two acquisitions of which the most significant is the following:

AGTI Services Conseils Inc. (“AGTI”) — On December 1, 2004, the Company purchased for $47,100,000 the remaining outstanding shares of a Montreal-based information technology consulting enterprise specializing in business and IT consulting, project and change management and productivity improvement. The acquisition was accounted for as a step-by-step purchase. The Company previously held 49% of the outstanding shares of AGTI and accounted for its investment using proportionate consolidation.

The acquisitions were accounted for using the purchase method. The purchase price allocations shown below are preliminary and based on the Company’s best estimates. The final purchase price allocations are expected to be completed as soon as the Company’s management has gathered all the significant information believed to be available and considered necessary in order to finalize these allocations.

$
Non-cash working capital items	1,825
Fixed assets	595
Definite-life intangibles and other long-term assets	17,609
Future income taxes	(5,679)
Goodwill (1)	30,768
Long-term debt	(34)

45,084
Cash position at acquisition	2,557

Net assets acquired	47,641

Consideration
Cash	37,441
Holdback payable	10,178
Acquisition costs	22

47,641

(1)	The entire goodwill amount is included in the IT services segment and is not deductible for tax purposes.

Notes to the consolidated financial statements
For the three months ended December 31, 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 5 —Investments in subsidiaries and joint ventures (continued)

b)  Modifications to purchase price allocations

During the three-month period ended December 31, 2004, the Company modified the purchase price allocation and made adjustments relating to certain businesses purchased, resulting in a net increase of non-cash working capital items, future income tax liability and cash of $1,910,000, $567,000 and $2,004,000, respectively, whereas goodwill decreased by $3,347,000.

c) Balance of integration charges

For AMS and Cognicase, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities and accrued integration charges and other long-term liabilities are as follows:

	Consolidation and closure of facilities	Severance	Total

	$		$
Balance, as at October 1, 2004	68,977	20,250	89,227
Adjustments to initial provision	1,831	6,721	8,552
Foreign currency translation adjustment	(1,882)	(599)	(2,481)
Paid during the three-month period	(4,783)	(6,694)	(11,477)

Balance, as at December 31, 2004	64,143	19,678	83,821

Note 6 —Amortization expense

	Three months ended December 31, 2004	Three months ended December 31, 2003

	$	$
Amortization of fixed assets	11,463	10,920
Amortization of contract costs related to transition costs	3,982	1,273
Amortization of definite-life intangibles and other long-term assets	29,843	21,595

	45,288	33,788
Amortization of contract costs related to incentives (presented as reduction of revenue)	7,438	7,051

	52,726	40,839

Notes to the consolidated financial statements
For the three months ended December 31, 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 7 — Segmented information

The Company has two lines of business (“LOB”) as follows: Information Technology (“IT”) services and Business Process Services (“BPS”).

The focus of these lines of business is as follows:

The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients worldwide. The professionals and facilities located in India and Canada also serve the United States and foreign-based clients as an integral part of their offshore and nearshore delivery model;

The BPS LOB provides a full spectrum of business process outsourcing services to its client base. Its services include business processing for the financial services sector, as well as payroll services, document management services, and finance and administration services.

The following presents information on the Company’s operations based on its management structure:

As at and for the three months ended December 31, 2004	IT services	BPS	Corporate	Total

	$	$	$	$
Revenue	818,864	131,411	--	950,275
Operating expenses before amortization expense	692,531	107,774	18,067	818,372
Amortization expense	37,486	5,433	2,369	45,288

Earnings before interest, income taxes, entity subject to significant influence and discontinued operations	88,847	18,204	(20,436)	86,615

Total assets	3,260,778	710,743	343,681	4,315,202

As at and for the three months ended December 31, 2003

Revenue	562,096	129,462	--	691,558
Operating expenses before amortization expense	454,792	110,244	19,408	584,444
Amortization expense	27,967	4,302	1,519	33,788

Earnings before interest, income taxes, entity subject to significant influence and discontinued operations	79,337	14,916	(20,927)	73,326

Total assets	2,246,500	532,359	213,086	2,991,945

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. See Note 2 of the annual consolidated financial statements of the Company for the year ended September 30, 2004. Intersegment sales and transfers are priced as if the sales or transfers were to third parties.

Note 8 — Guarantees

In the normal course of business, the Company enters into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require the Company to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties. The nature of most indemnification and guarantees undertakings prevent the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties, as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events the nature and likelihood of which cannot be determined at this time. The Company does not expect that any sum it may have to pay in connection with indemnification and guarantees will have a materially adverse effect on its consolidated financial statements.

The Company is the guarantor of a US$3,000,000 letter of credit issued by a client. In the event that the client defaults on payments owed to a supplier, and the supplier draws upon the letter of credit for payment, the Company may be called upon to reimburse the amounts drawn up to a maximum of US$3,000,000.

Notes to the consolidated financial statements
For the three months ended December 31, 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 9 —Reconciliation of results reported in accordance with Canadian GAAP to US GAAP

The material differences between Canadian and US generally accepted accounting principles (“GAAP”) affecting the Company’s consolidated financial statements are detailed in the table below. The Company’s most recent annual financial statements describe the circumstances which gave rise to the material differences between Canadian and US GAAP applicable as at September 30, 2004.

	Three months ended December 31, 2004	Three months ended December 31, 2003

Reconciliation of net earnings	$	$
Net earnings - Canadian GAAP	53,343	42,527
Adjustments for:
Stock-based compensation (a)	6,775	6,214
Capitalized software	(595)	(191)
Warrants	351	351
Unearned compensation	--	(363)
Leases	(154)	(309)

Net earnings - US GAAP	59,720	48,229

Other comprehensive income:
Foreign currency translation adjustment	(36,315)	(14,942)

Comprehensive income	23,405	33,287

Basic and diluted earnings per share - US GAAP	0.13	0.12

	As at December 31, 2004	As at September 30, 2004

Reconciliation of shareholders' equity	$	$
Shareholders' equity - Canadian GAAP	2,486,213	2,461,862
Adjustments for:
Stock-based compensation (a)	44,632	37,857
Capitalized software	(6,182)	(5,015)
Warrants	(7,534)	(8,939)
Unearned compensation	(3,694)	(3,694)
Leases	(3,365)	(2,284)
Integration costs	(6,606)	(6,606)
Goodwill	28,078	28,078
Adjustment for change in accounting policy	9,715	9,715

Shareholders' equity - US GAAP	2,541,257	2,510,974

(a)	Stock-based compensation
Under Canadian GAAP, stock-based employee compensation was accounted for using the fair value-based method beginning October 1, 2004 as required by CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. Under US GAAP, the Statement of Financial Accounting Board (SFAS) No. 123 (revised 2004), Share-Based Payment, does not require adoption of this standard until interim periods beginning on or after June 15, 2005. Rather, SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, requires pro-forma disclosure of net earnings, and basic and diluted earnings per share, assuming that the fair value-based method of accounting had been applied from the date that SFAS No. 123, Accounting for Stock-Based Compensation, was adopted. For the three months ended December 31, 2004, pro-forma net earnings and pro-forma basic and diluted earnings per share under US GAAP are $52,945,000 and $0.12, respectively ($42,015,000 and $0.10, respectively, for the three months ended December 31, 2003).

Note 10 —Subsequent event

On January 25, 2005, the Company disposed of its investment in Nexxlink Technologies Inc. at a price of $6.05 per share, resulting in a gain of $4,200,000. This investment had been accounted for using the equity method.